Exhibit 1

TELE NORTE LESTE PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.134/0001-58 NIRE 33.3.0026253-9 Public-traded Company	TELEMAR NORTE LESTE S.A. CNPJ/MF nº 33.000.118/0001-79 NIRE 33.3.0015258-0 Public-traded Company

COARI PARTICIPAÇÕES S.A. CNPJ/MF nº 04.030.087/0001-09 NIRE 35.3.0018062-3 Public-traded Company	BRASIL TELECOM S.A. CNPJ/MF nº 76.535.764/0001-43 NIRE 53.3.0000622–9 Public-traded Company

MATERIAL FACT

Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“Telemar”), Coari Participações S.A. (“Coari”), and Brasil Telecom S.A. (“BRT”, together with TNL, Telemar and Coari, the “Oi Companies”), pursuant to CVM Instruction 319/99 and CVM Instruction 358/02, hereby inform their shareholders and the public of the following.

Continuing with the corporate reorganization of the Oi Companies announced in the Material Facts disclosed on May 24, 2011, August 1, 2011, August 17, 2011, August 26, 2011 and 23 November 2011 (the “Corporate Reorganization”), call notices for Extraordinary General Meetings of TNL, Telemar and BRT have been published today, to be held on February 27, 2012, in order to deliberate about, among other matters, the following transactions included in the Corporate Reorganization:

1: the Share Distribution and Redemption of BRT Shares;

2: the Split-Off of Telemar with the acquisition of the split off portion by Coari and subsequent share exchange between Telemar and Coari (“the Split-Off/Share Exchange”)

3: the Merger of Coari into BRT (the “Merger of Coari”), and

4: the Merger of TNL into BRT (the “Merger of TNL”).

The Corporate Reorganization presupposes that the transactions mentioned above will occur on the same day, jointly and inseparably from each other, so that the implementation of each of these transactions is conditioned upon the approval of the others.

On the same date as the approval of the Corporate Reorganization, the shareholders general meeting of BRT will deliberate on changing BRT’s name to “Oi S.A.” The shares issued by BRT in the Corporate reorganization will be traded on the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (the “BM&FBOVESPA”) under the ticker symbols OIBR3 and OIBR4, and American Depositary Shares will trade on the New York Stock Exchange (the “NYSE) under the ticker symbols OIBR.C and OIBR.

1.	CORPORATE STRUCTURE

The simplified organization chart below indicates the current corporate structure and the pro forma structure at the conclusion of the Corporate Reorganization:

2.	OBJECTIVES, JUSTIFICATION AND BENEFITS OF THE CORPORATE REORGANIZATION

The Corporate Reorganization is expected to simplify the corporate structure and governance of the Oi Companies, increasing the value to shareholders by, among other things:

•

Simplifying the corporate structure of the Oi Companies which is currently complex and includes three publicly-held companies with seven different classes of publicly-traded shares, consolidate the shareholder bases of the Oi Companies in one public company with two classes of shares that will be traded in Brazil and abroad;

•

Reducing operational, administrative and financial costs following the consolidation of the general management of the Oi Companies, the simplification of their capital structure, and the improvement of their ability to attract investments and access the capital markets;

•	Aligning the interests of the shareholders of TNL, Telemar and BRT;

•	Enhancing the liquidity of the shares of TNL, Telemar and BRT;

•

Eliminating the costs of separate listings of the shares of TNL, Telemar and BRT, as well as those costs arising from separately complying with the public disclosure requirements applicable to TNL, Telemar and Brasil Telecom

3.	PREVIOUS CORPORATE ACTS

3.1 Constitution of Independent Committees. Since the Corporate Reorganization contemplates merger transactions between controlling companies and their affiliates, in June 2011 the managements of Telemar, BRT and TNL constituted Independent Special Committees – pursuant to and for the purposes outlined in CVM Guideline No. 35 – whose purpose was to analyze and negotiate the conditions of the Corporate Reorganization transactions and submit them to the approval of the boards of directors of the respective Oi Companies.

3.2 Recommendation of Exchange Ratio of Shares. The Independent Special Committees of TNL, Telemar and BRT, created pursuant to CVM Guideline No. 35 to evaluate the terms and conditions for the proposed Corporate Reorganization, as a result of (i) each Independent Special Committee individually discussing and analyzing the proposed mergers with their respective legal and financial advisors hired for this purpose, and, subsequently, (ii) holding negotiations between the Independent Special Committees, recommended that the Oi Companies’ respective boards of directors adopt the following exchange ratios

Original Shares / Replacement Shares	Exchange Ratios
TNLP3 / BRTO3	2.3122
TNLP4 / BRTO4	2.1428
TNLP4 / BRTO3	1.8581
TMAR3 / BRTO3	5.1149
TMAR5 or TMAR 6 / BRTO4	4.4537
TMAR5 or TMAR 6/ BRTO3	3.8620

The exchange ratios above were agreed upon by the Independent Special Committees based on the weighted average of the closing prices of the shares of TNL, Telemar and BRT during the 30 days prior to disclosure of the Material Fact, and thereafter submitted to the boards of directors of TNL, Telemar and BRT. In determining the exchange ratios, the Independent Special Committees also gave consideration to the proposed dividend and redemption of redeemable shares of BRT, with a total value of R$1.5 billion, to be available exclusively to BRT shareholders prior to the Mergers of Coari and the Merger of TNL, also disclosed in the Material Fact.

However, in order to comply with the requirement of Brazilian law regarding the proportion of shares with and without voting rights in Brasil Telecom’s share capital, the boards of directors of TNL, Telemar and BRT approved that the holders of the preferred shares of TNL and Telemar would receive, as a result of the Corporate Reorganization, in substitution for their shares, both common shares and preferred shares of BRT and that the following exchange ratios would be submitted to the general shareholders’ meetings:

Original Shares	Replacement Shares
TNLP3	2.3122 BRTO3
TNLP4	0.1879 BRTO3 + 1.9262 BRTO4
TMAR3	5.1149 BRTO3
TMAR5	0.3904 BRTO3 + and 4.0034 BRTO4
TMAR 6	0.3904 BRTO3 + 4.0034 BRTO4

3.3 Approval of the terms of the Corporate Reorganization by the Board of Directrs of the Oi Companies. On August 17, 2011, the board of directors of each of the Oi Companies approved the adoption of the exchange ratios recommended by the Independent Special Committees. On August 26, 2011, the board of directors of each of the Oi Companies approved the other terms and conditions of the Corporate Reorganization, including the Protocols and Justification of each transaction included in the Corporate Reorganization, which were signed on that date, as well as the appraisal reports and other related documents. On January 17 and 18, 2012, the boards of directors of TNL, Coari and BRT approved amendments to the Protocols and Justifications of the mergers of Coari and TNL into BRT reflecting some adjustments in the net worth appraisals of Coari and TNL and in the net worth appraisals of Coari, TNL and BRT at market prices and ratifying all the terms and conditions of these Protocols and Justifications.

3.4 Economic Appraisal. Pursuant to the provisions set forth in Article 12 of Telemar’s bylaws and Article 45 of the Brazilian Corporation Law, BNP Paribas Brasil S.A. (“BNP Paribas”) prepared an economic appraisal of Telemar’s shares for purposes of determining the reimbursement value to be paid to shareholders who dissent at the Telemar Shareholders General Meeting that will decide upon the Split-Off/Share Exchange (“Economic Appraisal Report of Telemar”). As disclosed in the Material Fact dated November 23, 2011, this appraisal presented a reimbursement value of R$74.39 per common or preferred share.

3.5 Analysis of Corporate Reorganization Equal Treatment. Pursuant to Article 41 of TNL’s bylaws, Banco Barclays S.A. (“Barclays”) prepared a financial-economic analysis to confirm that equal treatment is being given to all companies involved in the Corporate Reorganization. This analysis was presented to the board of directors of TNL and was made available to the shareholders of the companies involved in the Corporate Reorganization, including on the websites of the Oi Companies, the CVM and BM&FBOVESPA.

3.6 Amendment to the Protocol and Justification. On January 17 and 18, 2012, The First Amendment to the Protocols and Justifications of the Merger of Coari and the Merger of TNL were signed by TNL, BRT and Coari, reflecting some adjustments in the net worth appraisals of Coari and TNL and in the net worth appraisals of Coari, TNL and BRT at market prices, and also ratifying all the terms and conditions of these Protocols and Justifications.

4.	DISTRIBUTION OF SHARE OF BRT

4.1 At the Extraordinary General Meeting of BRT called for February 27, 2012, a proposal will be submitted for the approval of the the shareholders of BRT, recommending, among other matters, the creation of two classes of preferred shares of BRT, redeemable at the discretion of the general meeting, to be distributed exclusively to BRT shareholders that were shareholders prior to the Merger of Coari and the Merger of TNL. The distributed shares shall be immediately redeemed after their distribution, for a total amount of R$1.5 billion, or the equivalent of R$2.543282 per share. The redemption value of the shares will be paid together with the reimbursement value of shares held by potential dissenting shareholders of Telemar and TNL, without monetary correction.

4.2 The Base Date of the share distribution of shares for shareholders whose shares are traded on BM&FBOVESPA and NYSE will be on February 27, 2012 (the date of the

General Shareholders Meeting of BRT. Therefore, from that date, inclusive, the exchange trading of such shares will be carried out without considering distribution of the redeemable preferred shares.

4.3 Redeemable preferred Class B and C shares will be allocated as a distribution to holders of common shares and preferred shares of BRT, respectively, at a ratio of one new share for each existing share.

4.4 The preferred shares that will be created and immediately redeemed, will have the following preferences: (i) class B preferred shares will be entitled to vote and have priority in redemption of capital, without premium; (ii) class C preferred shares will not have the right to vote, but will have priority in the receipt of a minimum and non-cumulative dividend of 3% of stockholders’ equity per share.

5.	SPLIT-OFF AND SHARE EXCHANGE

5.1 Justification of the Split-Off/ Share Exchange. The Split-Off/ Share Exchange is one of the steps of the Oi Companies’ Corporate Reorganization, and is intended to simplify the corporate structure of the Oi Companies (see Item 2 above).

5.2. Exchange Ratio of Shares.

5.2.1 Exchange Ratio of the Split-Off and Share Exchange. Since Telemar is the only shareholder of Coari, as a result of the Split-Off/Share Exchange, one common share of Coari will be distributed to the shareholders of Telemar in substitution for each common share of Telemar and one preferred share of Coari for each preferred share Class A or Class B of Telemar.

5.2.2 Criteria Used to Determine the Exchange Ratio for the Share Exchange and the Reason Why the Share Exchange is considered Equitable to the Shareholders. The Exchange Ratio for the Split-Off was determined by the managements of Telemar and Coari based on the assumption that: (i) the Split-Off/Share Exchange is an intermediate transaction in the Corporate Reorganization; (ii) Coari is currently a wholly owned subsidiary of Telemar, (iii) the composition of the equity capital of Coari after the Split-Off/Share Exchange will reflect the exact current composition of the equity capital of Telemar; and (iv) the remaining steps of the Corporate Reorganization will observe the exchange ratios negotiated by the Independent Special Committees and approved by the boards of directors of Telemar and BRT.

5.2.3. Fractional Shares. There will be no fractions of shares as a result of the Split-Off/Share Exchange, and after the Split-Off/Share Exchange, each Telemar shareholder will hold the same number of Coari shares as the number of Telemar shares which he/she/it held prior to the Split-Off/Share Exchange.

5.3. Elements of the Assets and Liabilities of the Split-off Portion. The assets and liabilities constituting the portion of stockholders equity of Telemar to be spun off and incorporated into the equity of Coari (the “Split-Off Portion”) are composed of the investment of Telemar in Coari in the amount of R$16,382,514,682.93 and debts in the total amount of R$16,086,180,355.06.

5.4 Telemar and Coari Net Worth Criteria of Appraisal.

5.4.1 Appraisal of the Split-Off Portion. The assets and liabilities that constitute the Split-Off Portion were appraised at their book value by Apsis Consultoria Empresarial Ltda, with headquarters at Rua São José, 90 – Suite 1082, in the city and state of Rio de Janeiro, enrolled on the National Registry of Legal Entities (CNPJ) under no. 27.281.922/0001-70 (“Apsis”), based on the audited balance sheet of Telemar as of June 30, 2011, the base date of the Corporate Reorganization (“Base Date”) (“Appraisal Report of the Split-Off Portion”). The selection and engagement of Apsis must be ratified and approved by the shareholders of Telemar and Coari. The book value of the Split-Off Portion on the Base Date was R$296,334,327.87.

5.4.2 Equity Appraisal of Telemar Shares. The shares of Telemar were appraised on the basis of their book value, as set forth in the audited financial statements of Telemar as of the Base Date. Pursuant to the provisions set forth in Articles 226 and 252 of the Brazilian Corporation Law, Apsis was selected to conduct and appraisal of the shares of Telemar that will be acquired by Coari. The selection and engagement of Apsis must be ratified and approved by the shareholders of Telemar and Coari. As set forth in the equity appraisal report (“Equity Appraisal Report on Telemar Shares”), the book value of the net equity of Telemar on the Base Date, considering the effects of Split-Off, was R$20,468,201,465.96.

5.4.3 Telemar and Coari’s Net Worth Appraisal at Market Prices Apsis was selected to prepare the net worth appraisal report of Telemar and Coari’s at market prices for the purposes of Article 264 of Brazilian Corporation Law (“Telemar and Coari’s Net Worth Appraisal Report at Market Prices”). The appraisals of the net worth of Telemar and Coari at market prices were prepared using the same criteria and as of the same Base Date, resulting in, solely for the purposes of Article 264 of the Brazilian Corporation Law, the exchange ratio of 0.015398 Coari share for each outstanding share of Telemar.

5.4.4 Telemar’s Economic Appraisal. Pursuant to the provisions set forth in Article 12 of Telemar’s bylaws and Article 45 of the Brazilian Corporation Law, BNB Paribas prepared the Economic Appraisal Report of Telemar as of the Base Date, for purposes of determining the reimbursement value to be paid to Telemar shareholders who dissent at the Telemar Shareholders General Meeting that will decide upon the Split-Off/Share Exchange. The reimbursement value per share to be paid to the dissenting shareholders of Telemar is R$74.39 per share.

5.5 Treatment of Equity Variations. Any equity variations occurring in Telemar or Coari between the Base Date and the date of the approval of Split-Off/Share Exchange will be absorbed directly by the respective company.

5.6 Treatment of Shares of one Company held by another Company. Any shares issued by Coari that are held by Telemar will be canceled as a result of Split-Off/Share Exchange. There are no shares issued by Telemar which are held by Coari.

5.7 Composition of the Equity Capital of Coari and Telemar After the Split-Off/Share Exchange

5.7.1 Increase in the Equity Capital of Coari. The Split-Off/Share Exchange will result in an increase in the equity capital of Coari in the amount of R$6,109,449,110.90 through the cancelation of 7,957,788 registered common shares and the issuance of 61.349.571 registered preferred shares, without par value, of Coari, with the equity capital of Coari passing increasing R$21,898,692,753.92, represented by 154,032,213 registered common shares and 190,024,620 registered preferred shares, without par value.

5.7.2 Composition of the Equity Capital of Telemar. The Split-Off/ Share Exchange will not result in any change in the equity capital of Telemar.

5.8 Withdraw Rights and Reimbursement Value

5.8.1 Withdrawal Rights of Telemar and Coari Shareholders. The holders of common shares, class A preferred shares and class B preferred shares issued by Telemar and holders of common shares and preferred shares issued by Coari that do not approve the Split-Off/Share Exchange, through dissent, abstention or not attending the General Meetings of Telemar and Coari called to consider the Split-Off/Share Exchange, as set forth in Article 137 of the Brazilian Corporation Law, will have the right to be reimbursed for their shares at the value of R$74.39 per share, based on the economic value of their shares. Given that the exchange ratio proposed to the non-controlling shareholders of Telemar for the Split Off/Share Exchange is more favorable than the one resulting from the comparison of the net worth of Telemar and Coari at market prices provided in the Telemar and Coari’s Net

Worth Appraisal Report at Market Prices, the dissenting shareholders at the extraordinary general shareholders’ meeting of Telemar called to consider the Split-Off/Share Exchange will not be able to elect to receive a reimbursement value calculated based on the net worth at market prices in exchange for their shares. For information about the procedure to be adopted for the exercise of the right to withdraw by the shareholders that are so entitled, see Item 9 below.

5.8.2 Although the holders of common shares and preferred shares of Coari have the right of withdrawal, since at present only Telemar and Coari’s management members are shareholders of Coari, no shareholder of Coari is expected to exercise their withdrawal rights.

5.9 Wholly Owned Subsidiary. Because of the Split-Off/Share Exchange, Telemar will become a wholly-owned subsidiary of Coari and, following the completion of the the Corporate Reorganization, of BRT.

5.10 Absence of Succession in the Share Exchange. Upon the effective completion of the Split Off/Share Exchange, Coari will not absorb the assets, rights, goods, obligations and liabilities of Telemar, which will remain in existence for all legal purposes and effects, and will maintain full legal personality, so that there will be no succession from Telemar to Coari.

5.11 Rights and Obligations. Telemar will be jointly and severally liable for all the obligations included in the equity of Coari in consequence of the Split-Off.

6.	MERGER OF COARI INTO BRT

6.1 Justification of the Merger of Coari. The Merger of Coari is one of the steps of the Corporate Reorganization, the purpose of which is to simplify the corporate structure and governance of the Oi Companies, eliminating operating costs and overhead while enhancing liquidity for all shareholders of the Oi Companies (See Item 2 above).

6.2 Share Exchange Ratios

6.2.1 Exchange Ratios in the Merger of Coari. As a result of the Merger of Coari, BRT will distribute 5.1149 common shares of BRT in substitution for each outstanding common share of Coari, 0.3904 common shares of BRT and 4.0034 preferred shares of BRT in substitution for each outstanding preferred share of Coari (the “Coari Exchange Ratios”). The Coari Exchange Ratios presented have been adjusted to reflect the value of the shares of BRT to be distributed and redeemed pursuant to item 4 above. The Coari Exchange

Ratios initially respect the classes of shares currently owned by each shareholder. However, in order to comply with the legal limit on the division of the equity capital of BRT between shares with and without voting rights, the holders of Coari preferred shares will also receive common shares issued by BRT in replacement of their shares.

6.2.2 Criteria Used to Determine the Exchange Ratios. The Coari Exchange Ratios were approved by the boards of directors of Telemar, Coari and BRT based on the analysis and negotiations conducted by the Independent Special Committees of Telemar and BRT.

6.2.3 Reason Why the Merger of Coari is Equitable for the Shareholders. The Coari Exchange Ratios were analyzed and negotiated by the Independent Special Committees of Telemar and BRT, which have been constituted for the purposes of the transaction and which after examining the different appraisal methods and negotiating with each other, have submitted the recommendations to the respective boards of directors of the Oi Companies.

6.3. Criteria Used in Coari’s Net Worth of Appraisal.

6.3.1 Net Worth Appraisal. The shares of Coari were appraised at R$20,707,195,170.80, on the basis of their book value, as set forth in the audited financial statements of Coari as of the Base Date, considering the previous Split-Off/ Share Exchange. Apsis was selected to conduct the appraisal of the net equity of Coari.

6.3.2 Appraisal of the Net Worth of Coari and BRT at Market Prices. Apsis was selected to prepare the net worth appraisal report of Coari and BRT at market prices for the purposes of Article 264 of the Brazilian Corporation Law (“Appraisal Report of Net Worth at Market Prices of Coari and BRT”). The appraisals of the net worth of Coari and BRT at market prices were prepared using the same criteria and as of the same Base Date, resulting in, solely for the purposes of Article 264 of the Brazilian Corporation Law, an exchange ratio of 3.262942 BRT shares for each outstanding Coari share.

6.3.3 Treatment of Equity Variations. Any equity variations occurring in Coari as from the Base Date until the date of the approval of the Merger of Coari will be absorbed directly by BRT.

6.4 Treatment of Shares Issued by one Company and Held by Another Company. Upon the approval of the Merger of Coari and the resulting closure of Coari, all shares issued by BRT and held by Coari will be canceled. There are no shares issued by Coari held by BRT.

6.5 Increase in the Equity Capital of BRT. The Merger of Coari will result in an increase in the equity capital of BRT in the amount of R$2,701,227,693.42 through the issuance of 700,054,979 registered common shares and 632,069,515 registered preferred shares of BRT, without par value. As a result of the Merger of Coari, the equity capital of BRT will increase to R$7,934,270,818.46, represented by 903,478,155 registered common shares and 1,018,435,332 registered preferred shares, with no par value. The common and preferred shares of BRT to be distributed to the Coari shareholders will entitle them to the same rights as those conferred by the other common shares and preferred shares of BRT, respectively, including full receipt of dividends and/or interest on shareholders` equity that may be declared by BRT after the date on which the Merger of Coari is approved.

6.6 Withdrawal Rights and Value of Reimbursement. Shareholders owning Coari common and preferred shares that do not approve the Merger of Coari, through dissent, abstention or not attending the extraordinary general shareholders` meeting of Coari called to consider the Merger of Coari, as set forth in Article 137, II, of the Brazilian Corporation Law, are entitled to the right to withdraw and be reimbursed for their shares at the value of R$56.3622, based on the share equity value. Given that the value of reimbursement in the exercise of the withdrawal rights in Telemar is more attractive than the value of reimbursement in the exercise of the withdrawal rights in Coari, the Oi Companies do not expect that any shareholders exercise their withdrawal right. For information about the procedure to be adopted for the exercise of withdrawal right by the shareholders who are entitled to this right, see Item 9 below.

6.7 Extinction of Coari. Upon the effective completion of the Merger of Coari, Coari will cease to exist, and BRT will absorb all the assets, rights, goods, obligations and liabilities of Coari.

7.	MERGER OF TNL

7.1 Justification of the Merger of TNL. The Merger of TNL is one of the steps of the Corporate Reorganization, the purpose of which is to simplify the corporate structure and governance of the Oi Companies, eliminating operating costs and overhead while enhancing liquidity for all shareholders of the Oi Companies (Item 2 above).

7.2 Share Exchange Ratio.

7.2.1 Exchange Ratio of the Merger of TNL. As a result of the Merger of TNL, BRT will distribute 2.3122 common shares of BRT in substitution for each outstanding common share of TNL, and 0.1879 common share and 1.9262 preferred share of BRT in substitution for each outstanding preferred share of TNL (the “TNL Exchange Ratios”). The TNL

Exchange Ratios presented have been adjusted to reflect the value of the shares of BRT to be distributed and redeemed pursuant to item 4 above. In addition, the TNL Exchange Ratios initially respects the classes of shares currently owned by each shareholder. However, in order to comply with the legal limit on the division of the equity capital of BRT between shares with and without voting rights, the holders of TNL preferred shares will also receive common shares issued by BRT in replacement of part of their shares.

7.2.2 Criteria Used to Determine the Exchange Ratios. The TNL Exchange Ratios were approved by the boards of directors of TNL and BRT based on the analysis and negotiations conducted by the Independent Special Committees of TNL and BRT, considering the market prices of the preferred and common shares of TNL and BRT.

7.2.3 Reason Why the Merger of Coari is Equitable for the Shareholders. The TNL Exchange Ratios were analyzed and negotiated by the Independent Special Committees of TNL and BRT, which have been constituted for the purposes of the transaction and which after examining different appraisal method and negotiating with each other, have submitted the recommendations to the respective boards of directors of the Oi Companies.

7.3 Net Worth of Appraisal Criteria for TNL and BRT.

7.3.1 Net Worth Appraisal. The shares of TNL were appraised at R$14,727,777,974.04, on the basis of their book value as of the Base Date, considering the previous occurrence of Split-Off/Share Exchange and the Merger of Coari. Pursuant to the provisions set forth in Articles 226 and 227 of the Brazilian Corporation Law, Apsis was selected to conduct the appraisal of the net equity of TNL. The selection and engagement of Apsis must be ratified and approved by the shareholders of TNL and BRT.

7.3.2 Appraisal of the Net Worth of TNL and BRT at Market Prices. Apsis was selected to prepare the net worth appraisal report of TNL and BRT at market prices for the purposes of Article 264 of the Brazilian Corporation Law (“Appraisal Report of Net Worth at Market Prices of TNL and BRT”). The appraisals of the net worth of TNL and BRT at market prices were prepared using the same criteria and as of the same Base Date as set forth in the Equity Appraisal Report on TNL Shares, resulting in, solely for the purposes of Article 264 of the Brazilian Corporation Law, an exchange ratio of 2.307160 BRT shares for each outstanding TNL share.

7.3.3 Treatment of Equity Variations. Any equity variations occurring in TNL as from the Base Date until the date of the approval of the Merger of TNL will be absorbed directly by BRT.

7.4 Treatment of Shares Issued by one Company and Held by Another Company. Upon the approval of the Merger of TNL and the resulting closure of TNL, all shares issued by BRT and held by TNL before the Merger of TNL will be cancelled, except for 24,647,867 common shares, which will be held in treasury by BRT. There are no shares issued by TNL held by BRT.

7.5 Reduction in the Equity Capital of BRT The Merger of TNL will result in a reduction in the equity capital of BRT in the amount of R$1,117,802,971.45 through the cancelation of 304,469,526 common shares of BRT and through the issuance of 179,642,443 registered preferred shares, without par value of BRT. As a result of the Merger of TNL, the equity capital of BRT will be reduced to R$6,816,467,847.01, represented by 599,008,629 registered common shares and 1,198,077,775 registered preferred shares, with no par value. The common and preferred shares of BRT to be distributed to the TNL shareholders will entitle them to the same rights as those conferred by the other common shares and preferred shares of BRT, respectively, including full receipt of dividends and/or interest on shareholders’ equity that may be declared by BRT after the date on which the Merger of TNL is approved.

7.6 Withdrawal Rights and Value of Reimbursement.

7.6.1 Withdrawal Rights and Value of Reimbursement. Shareholders owning TNL common shares that do not approve the Merger of TNL, through dissent, abstention or not attending the extraordinary general shareholders’ meeting of TNL called to consider the Merger of TNL, are entitled to withdrawal rights and will have the right to be reimbursed for their TNL shares at a value of R$28.93, based on the equity value of TNL share. Holders of TNL preferred shares will not have withdrawal rights, as those shares possess liquidity and dispersion in the market, under the terms of Article 137 of the Brazilian Corporation Law. Given that the TNL Exchange Ratios proposed are more favorable than the one resulting from the comparison of the net worth of TNL and BRT at market prices the dissenting shareholders of TNL will not be able to choose to receive the reimbursement value calculated based on the net worth at market prices. For information about the procedures for shareholders’ withdrawal rights, see Item 9 below.

7.7 Extinction of TNL. Upon the effective completion of the Merger of TNL, TNL will cease to exist, and BRT will absorb all the assets, rights, goods, obligations and liabilities of TNL.

8.	TABLE PRESENTING THE VOTING RIGHTS AND DIVIDEND RIGHTS OF THE SHARES ISSUED BY TNL, TELEMAR AND BRT.

	Telemar	TNL	BRT
Common Share	1. Voting Rights: Each common share corresponds to the right to one vote in decisions of the general meeting.	1. Voting Rights: Each common share corresponds to the right to one vote in decisions of the general meeting.	1. Voting Rights: Each common share corresponds to the right to one vote in decisions of the general meeting.
	2. Dividend Rights:	2. Dividend Rights:	2. Dividend Rights:

Dividend. Mandatory minimum dividend of 25% of the adjusted net profit, with priority allocation to payment of dividends to the preferred shares up to the limit of the preferred shares.

Tag Along: Equivalent to 80% of the value paid for the shares of the controlling block, in case of transfer of control

Withdraw: Right to withdraw for the economic value of the shares, except in the cases set forth in Article 45 of the Brazilian Corporations Law.

Dividend. Mandatory minimum dividend of 25% of the adjusted net profit, with priority allocation to payment of dividends to the preferred shareholders up to the limit of the preferred shares.

Tag Along: Equivalent to 80% of the value paid for the shares of the controlling block, in case of transfer of control

Withdraw: Right to withdraw for the economic value of the shares, except in the cases set forth in Article 45 of the Brazilian Corporations Law.

Dividend. Mandatory minimum dividend of 25% of the adjusted net profit, with priority allocation to payment of dividends to the preferred shareholders up to the limit of the preferred shares.

Tag Along: Equivalent to 80% of the value paid for the shares of the controlling block, in case of transfer of control

Withdraw: Right to withdraw for the economic value of the shares, except in the cases set forth in Article 45 of the Brazilian Corporations Law.

Preferred Shares	1. Voting Rights:	1. Voting Rights:	1. Voting Rights:
Class A (TMAR 5) and Class B (TMAR 6)

The preferred shares do not have the right to vote, except in the following cases, provided in the Bylaws:

(a) signing of a service provision agreement with the characteristics set forth in Article 3, sole paragraph of Telemar’s Bylaws;

The preferred shares do not have the right to vote, except in the following cases, provided in the Bylaws:

(a) decisions involving approval of signing any long-term agreements between TNL or its subsidiaries, on one side, and the parent company or enterprises controlled, affiliated or subject to common control with it, or that in other form are deemed to be related parties of the Company, on the other side, except when the agreements obey uniform clauses; .

The preferred shares do not have the right to vote, except in the following cases, provided in the Bylaws:

(a) in decisions related to the contracting of foreign entities linked to the controlling shareholders for provision of management services, including technical assistance;

(b) signing of an agreement for provision of management services, including technical assistance, with foreign entities linked to the controlling shareholders, within the limits established in Art. 3, sole paragraph, of Telemar’s Bylaws;

(b) alteration or revocation of the following provisions of the bylaws: (i) need for shareholder approval to enter into long-term agreements between TNL or its subsidiaries, on one side, and the parent company or enterprises controlled, affiliated or subject to common control with it, or that in other form are deemed to be related parties of TNL, on the other side, except when the agreements obey uniform clauses; (ii) need to call a general meeting at least 30 days in advance (10 days on the second call) in the cases set forth in Art. 136 of the Law of Corporations; and (iii) need for an appraisal based on economic and

(b) by separate vote, in decisions related to the contracting of foreign entities linked to the controlling shareholders in the specific cases of provision of management services, including technical assistance;

financial criteria carried out by a renowned independent international firm prior to any transaction involving consolidation, merger, spin-off or dissolution of its subsidiaries;
	(c) right to elect by separate vote one member of the board of directors and the respective alternate.		(c) right to elect by separate vote one member of the board of directors and the respective alternate.
2. Dividend Rights		2. Dividend Rights:	2. Dividend Rights:
Class A (TMAR 5)	Class B (TMAR 6)

Dividend. After payment of the priority dividends to Class “B” preferred shares a non-cumulative minimum dividend of 3% of the shareholders’ equity divided by the total number of shares of Telemar.

Once the priority dividends are paid to all the preferred shares, dividends 10% greater than distributed to the common shares.

Dividend. Priority to receive a fixed and non-cumulative dividend of 10% per year of the amount resulting from dividing the value of the capital stock by the number of shares of the company.

Dividend. Priority to receive a non-cumulative minimum dividend, according to the criteria listed below, alternatively, considering that which represents the highest amount:

(a) 6% per year of the amount resulting from dividing the value of the capital stock by the number of shares issued by the company; or

(b) 3% per year of the amount resulting from dividing the shareholders’ equity by the total number of shares issued by the company.

After allocation of the priority dividends attributed to the preferred shares as described above, the preferred shares have the right to participate in the remaining balance of the mandatory minimum dividend, in equal conditions with the common shares.

Dividend. Priority to receive a non-cumulative minimum dividend, according to the criteria listed below, alternatively, considering that which represents the highest amount:

(a) 6% per year of the amount resulting from dividing the value of the capital stock by the number of shares issued by the company; or

(b) 3% per year of the amount resulting from dividing the shareholders’ equity by the total number of shares issued by the company.

After allocation of the priority dividends attributed to the preferred shares as described above, the preferred shares have the right to participate in the remaining balance of the mandatory minimum dividend, in equal conditions with the common shares.

Participate in equal bases with common shares in share distributions resulting from monetary correction or incorporation of profit or capital reserves, in Class C preferred shares.[1]	Participate in equal bases with common shares in share distributions resulting from monetary correction or incorporation of profit or capital reserves, in Class C preferred shares.
Tag Along. No tag-along right. Right to withdraw (appraisal right) for the economic value of the shares. Participate in case of capitalization of reserves and profit	Tag Along. No tag-along right. Right to withdraw (appraisal right) for the economic value of the shares. Participate in case of capitalization of reserves and profit	Tag Along. No tag-along right.	Tag Along. No tag-along right.

Reimbursement. Equivalent to the economic value of the shares, determined by appraisal report, in compliance with the Article 45 of the Brazilian Corporation Law.	Reimbursement. Equivalent to the economic value of the shares, determined by appraisal report, in compliance with the Article 45 of the Brazilian Corporation Law.

Priority in Reimbursement.

Priority in the
reimbursement of capital,
without a premium, in the
case of liquidation, in
relation to other classes
except for Class “B”
preferred shares.

Redeemable at any time at
the highest of the following
values: (a) value of the
capital stock divided by the
total number of shares, or (b)
market price.

Priority in Reimbursement.

Priority in the reimbursement
of capital, without a premium,
in the case of liquidation, in
relation to other classes of
shares.

Redeemable at any time at the
highest of the following
values: (a) value of the capital
stock divided by the total
number of shares, or (b)
market price.

Priority in Reimbursement. Priority in the reimbursement of capital, without premium

[1]	Currently, there are no Class C preferred shares issued by Telemar.

9.	PROVISIONS APPLICABLE TO THE SHAREHOLDERS OF TNL, TELEMAR AND COARI, REGARDING THE EXERCISE OF THE WITHDRAWAL RIGHT

9.1. Uninterrupted Ownership.

9.1.1 Withdrawal rights will only be available in respect of shares of Telemar or TNL held by a shareholder, uninterruptedly, since the end of trading on May 23, 2011 until the date when such shareholder effectively exercises its withdrawal right. Shares of Telemar or TNL acquired after May 24, 2011 will not grant their holders withdrawal rights with respect to the Corporate Reorganization.

9.1.2 As reported in the Notice to the Market dated November 14, 2011, in the event that the ownership of shares held on May 23, 2011 have been transferred, including as a result of share loan agreements (“share rental”), the owner of such shares will not be able to exercise withdrawal rights with respect to the loaned shares, since under the law, loan agreements entail the effective transfer of ownership of shares from lenders to borrowers.

9.1.3 In the same manner, shareholders that held shares of Telemar or TNL at the close of trading on May 23, 2011 as a result of share loan agreements in force on that date, and that owned such shares until the exercise of the withdrawal rights, will be able to exercise such rights, in accordance with the law.

9.2 Exercise Term. To exercise its withdrawal right, a dissenting shareholder must specifically express such intention in relation to all shares of Telemar and/or TNL, as applicable, that such shareholder holds within 30 (thirty) days after the publication date of the minutes of the General Meeting of Telemar and/or TNL, as applicable, that approves the transaction which gives rise to the withdrawal right.

9.3 Payment for the Redemption. The payment of the reimbursement value for the withdrawn shares of the dissenting shareholders of TNL and Telemar will depend on the consummation of the relevant transaction, according to Article 230 of the Brazilian Corporation Law, and will be made to the dissenting shareholder which shares are held in custody by the Banco do Brasil S.A. (“BB”), the depository institution of the shares issued by TNL and Telemar, through the credit of the corresponding amount with the agencies of such Bank, on the basis of their registration data. The payment of the reimbursement value for the withdrawn shares of the dissenting shareholders whose shares are held in custody at CBLC – Companhia Brasileira de Liquidação e Custódia will be made through the custodian agents.

9.3.1 A dissenting shareholder whose shares are held through a Custodian Bank must exercise the withdrawal right by going to any branch of the applicable Custodian Bank, within the banking hours of their locale, and filling out the corresponding form available there. In this case, the shareholders must deliver certified copies of all documents required for the transaction.

9.3.2 A shareholder whose shares are held in the BM&FBOVESPA Central Asset Depositary must exercise the withdrawal right through its own custody agent.

9.3.3 The payment of the reimbursement value for the withdrawn shares will depend on the consummation of the Corporate Reorganization.

9.4 Reconsideration of the Corporate Reorganization. Pursuant to Article 137, §3, of the Brazilian Corporation Law, the administrative bodies of the Oi Companies are allowed to reconsider the transactions that constitute the Corporate Reorganization in case the payment of the reimbursement value for the withdrawn shares to the dissenting shareholders who exercised the right to withdraw would, in the opinion of the management of the affected company, jeopardize the financial stability of the affected company. In this case, the Corporate Reorganization will not occur.

10.	APPROVAL OF REGULATORY AUTHORITIES.

10.1 Communication of Corporate Reorganization to the Authorities. The Agência Nacional de Telecomunicações – ANATEL (National Telecommunications Agency) has approved the Corporate Reorganization by means of the Act No. 7285 dated as of October 27, 2011.

10.2 Registration with the SEC. The Merger of TNL and the consequent issuance of new shares by BRT are conditioned upon the U.S. Securities and Exchange Commission (the “SEC”) declaring effective the Registration Statement on Form F-4 filed by BRT with the SEC. BRT expects to request that this Registration Statement be declared effective on or prior to January 30, 2012.

11.	CORPORATE REORGANIZATION COSTS.

It is estimated that the cost of the Corporate Reorganization referred in this Material Fact will on the order of R$46,000,000.00, including expenses for legal publications, for the engagement of specialized companies tasked with the preparation of appraisal reports, national and foreign law firms specialized in such transactions, auditors, consultants, members of Independent Special Committees and their financial advisors’ fees, besides the procedures related to the registration of BRT shares to be issued in the Merger of TNL with the SEC.

12.	SPECIALIZED COMPANIES

12.1 Apsis was hired to prepare the following reports: (i) Appraisal Report of the Split-Off Portion; (ii) Equity Appraisal Report on Telemar Shares; (iii) Telemar and Coari’s Net Worth Appraisal Report at Market Prices, (iv) Appraisal Report of Net Worth at Market Prices of Coari and BRT, (v) Appraisal Report of Net Worth at Market Prices of TNL and BRT, (vi) Equity Appraisal Report on Coari Shares; and (viii) Equity Appraisal Report on TNL Shares. BNB Paribas was hired to prepare the Economic Appraisal Report of Telemar, for purposes of determining the reimbursement value to be paid to Telemar shareholders who dissent at the Telemar Shareholders General Meeting that will decide upon the Split-Off/Share Exchange.

12.2 Under the terms of Article 2, XIV, of CVM Instruction 319/99, in relation to Apsis, BNP Paribas, Barclays, Banco BTG Pactual S.A. (financial advisor of the Independent Special Committee of TNL), Banco Bradesco S.A. (financial advisor of the Independent Special Committee of Telemar) and Banco Itau BBA S.A. (financial advisor of the Independent Special Committee of BRT), there are no conflicts or communion of interests, current or potential, both with respect to the controlling shareholders of the Oi Companies involved in Corporate Reorganization and the minority shareholders, to the best of knowledge of the managements of the Oi Companies.

13.	ADDITIONAL INFORMATION

13.1 Share Fractions. Fractional shares of BRT and distributed to individual shareholders in connection with the Merger of Coari and the Merger of TNL will be grouped into full shares and sold in auctions to be held on the BM&FBOVESPA, with the proceeds of such auctions delivered to the respective shareholders after the final financial settlement of the sale of such shares in the auctions.

13.2 Auditing of Financial Statements. In compliance with Article 12 of CVM Instruction 319/99, the financial statements of Telemar, Coari, TNL and BRT, dated as of June 30, 2011, which served as the basis for the Split-Off/Share Exchange, the Merger of Coair and the Merger of TNLCoari, were audited by Deloitte Touche Tohmatsu.

13.3 Trading on the BM&FBOVESPA. Due to the practices established by the BM&FBOVESPA, the shares of Telemar and TNL will continue to be traded under the ticker symbols TMAR3, TMAR5, TMAR6, TNLP3 and TNLP4 until the end of the period in which the withdrawal rights can be exercised, or until the end of the 10–day period established in Article 137, §3, of the Brazilian Corporation Law, without any call notice for a new general meeting. It is estimated that trading of the BRT common and preferred shares under the ticker symbols OIBR3 and OIBR4 will restart within 15 days after the end of the period to exercise the withdrawal rights.

13.4 Unaccounted Liabilities and Contingencies. According to the best judgment of the managements of the Oi Companies, there are no relevant liabilities or contingencies which have not been properly accounted for.

13.5 Corporate Reorganization Documents. In accordance with Article 3 of CVM Instruction 319, all the documents mentioned in this Material Fact, as well as all the material prepared in relation to the Corporate Reorganization, including the Protocols and Justifications and their Amendments, the Appraisal Reports prepared by Apsis, BNP Paribas, and Barclays, and the Independent Special Committees’ reports, are available to the shareholders of the Oi Companies at those companies’ headquarters and at the Investor Relations website of the Oi Companies (www.oi.com.br/ri). Copies of these materials are also available on IPE System and at the CVM website (www.cvm.gov.br), and at the BM&FBOVESPA website (www.bovespa.com.br).

More information about the Corporate Reorganization, as required by the CVM Instruction No. 481/09, can be obtained at the CVM website (www.cvm.gov.br), and at the BM&FBOVESPA website (www.bovespa.com.br) or with the Shareholders Department (“Departamento de Acionistas”) of the Oi Companies, at the phone number (21) 3131-4513, fax: (21) 3131-3253, or by email: relacoescomacionistas@oi.net.br.

The managements of the Oi Companies will keep their shareholders and the market informed about any subsequent events related to the Corporate Reorganization.

Rio de Janeiro, January 25, 2012.

Alex Waldemar Zornig

Director of Investor Relantions

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

Coari Participações S.A.

Brasil Telecom S.A.

Additional Information for U.S. Shareholders of Telemar and BRT:

Merger of Shares of Coari and Telemar

This communication contains information with respect to the proposed merger of shares (incorporação de ações) under Brazilian law of Coari and Telemar.

Coari and Telemar are Brazilian companies. Information distributed in connection with the proposed merger of shares and the related shareholder votes is subject to Brazilian disclosure requirements that are different from those of the United States. Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed merger of shares, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil. You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the companies may purchase shares of the companies otherwise than through the proposed merger of shares, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

Merger of Coari into BRT

This communication also contains information with respect to the proposed merger (incorporação) under Brazilian law of Coari with and into BRT.

BRT and Coari are Brazilian companies. Information distributed in connection with the proposed merger and the related shareholder votes is subject to Brazilian disclosure requirements that are different from those of the United States. Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the merger, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil. You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the companies otherwise than through the proposed merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

Important Notice Regarding Forward-Looking Statements:

This Material Fact contains certain forward-looking statements. Statements that are not historical facts, including statements about our perspectives and expectations, are forward-looking statements. The words “expect”, “believe”, “estimate”, “intend”, “plan” and similar expressions, when related to the Oi Companies, indicate forward-looking statements. These statements reflect the current view of management and are subject to various risks and uncertainties. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results different from current expectations. Excessive reliance should not be placed on those statements. Forward-looking statements relate only to the date they were made.